Creative Realities, Inc.

13100 Magisterial Drive, Suite 100

Louisville, Kentucky 40223

August 3, 2018

TRANSMITTED VIA EDGAR

Mr. Michael Foland, Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Creative Realities, Inc. (the “Company”)

Registration Statement on Form S-1

Filed on June 25, 2018

File No. 333-225876

Dear Mr. Foland:

Thank you for your comment letter dated July 16, 2018. With this response letter we are filing Amendment No. 1 to the above-referenced registration statement (the “Amendment”). To facilitate your review of the Amendment, below please find our responses to your comments, together with the text of your original comments.

Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 39

1.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by Slipstream Funding, LLC, Slipstream Communications, LLC and Horton Capital Partners Fund, L.P., or tell us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: In the Amendment, we have revised the footnotes to include disclosure of the individual natural persons whom we believe directly or indirectly exercise sole or shared voting or dispositive power of the applicable shares.

General

2.	Please disclose your related party transactions pursuant to Item 404 of Regulation S-K. In this regard, you state on page 8 that you have a "significant related party customer." We also note that your principal shareholder is affiliated with David Bell, a director of the company.

RESPONSE: In the Amendment, we have included a new section of the prospectus captioned “Related Party Transactions.” That section disclosures the transactions requiring disclosure under Item 404 of Regulation S-K. As for Mr. David Bell, he no longer leads or consults with Slipstream Communications, LLC.

Thank you for your attention to our Amendment. Should have any questions or additional comments, please feel free to contact the undersigned, Mr. Richard Mills, or our attorney Mr. Paul Chestovich, Esq.

Sincerely,

/s/ Will Logan

Will Logan

Chief Financial Officer